Worldwide Webb Acquisition Corp.

770 E Technology Way

Orem, Utah 84097

October 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Abe Friedman

Doug Jones

Nicholas Nalbantian

Lilyanna Peyser

Re:	Worldwide Webb Acquisition Corp.

Registration Statement on Form S-4, as amended

File No. 333-271894

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Worldwide Webb Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 17, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Debbie P. Yee of Kirkland & Ellis LLP at (713) 836-3600 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

By:	/s/ Daniel S. Webb
Name: Daniel S. Webb
Title: Chief Executive Officer, Chief Financial Officer & Director